DONORSEE
2019 Report

Dear investors,

Please see the Annual Letter I sent out at the beginning of 2020 for the latest report on where DonorSee has been and where it's going. It starts out like this:

To all internal stakeholders at DonorSee:

This is my first annual letter summarizing 2019, explaining our plan for the next year, and a brief narrative about what we hope to see over the next 10 years. This is a private letter meant for employees, investors and my patrons.

Year In Review

2019 was the year that DonorSee found itself. When I started DonorSee in 2016, I knew that my aspiration was to bring together two different worlds. There is a lot of debate about what to call these two worlds. Saying "first world" and "third world" is offensive to some. So is saying "developed world" and "undeveloped world." I've found it easiest to talk about these two worlds in strictly monetary terms: "the global 1%" and "the poorest half."

[You should have access to the rest - email me if not]

We need your help!

We need help getting introduced to new Partners. From my Annual Letter:

There is some debate about how we should do what we need to do in 2020. But there is no debate about what we should do in 2020. This is the year where we systematize our process for onboarding new Partners and ensuring the success of existing Partners.

By focusing on Partner growth we will, in turn, see donor growth and (most importantly) impact growth.

In some ways (but not all ways) our Partners are our main "customer." They are the people doing on-the-ground work in the poorest and hardest to reach places on the planet. They have an admirable passion to venture into places that few others are willing to go. And they are constantly in need of both funding and exposure, which DonorSee can provide them through our platform.

Sincerely,

Gret Glyer
CEO

Our Mission

We want to be the platform that people in 100+ countries use to help the poorest with high impact, sustainable projects.

See our full profile



How did we do this year?

Report Card

B+


The Good

We found Product Market Fit
We established the Partner Success Team
We grew 78% YoY from 2018 to 2019


The Bad

We are still working on sustainable growth
Website redesign took longer than expected
Need more funding to grow faster

2019 At a Glance
January 1 to December 31


$67,849 [71%]
Revenue


-$34,959
Net Loss


$0
Short Term Debt


$0
Raised in 2017


$88,442
Cash on Hand
As of 03/24/20

INCOME	BALANCE	NARRATIVE

● Revenues   ● Profit



$235,292

$67,849

$-70,568

$-34,959

2018   2019

Net Margin: -52%   Gross Margin: 100%   Return on Assets: -41%   Earnings per Share: $-Infinity

Revenue per Employee: $67,849   Cash to Assets: 97%   Revenue to Receivables: –   Debt Ratio: 131%

Comparative_Financial_Statements_DonorSee_LLC_2019.pdf	review_report_2017_FINAL.pdf

review_report_2016_FINAL.pdf

We ♥ Our
71 Investors

Thank You For Believing In Us

Thank You!

From the DonorSee Team



Gret Glyer
CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gret Glyer	CEO @ DonorSee, LLC	2016

Officers

OFFICER	TITLE	JOINED
Gret Glyer	CEO President	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gret Glyer	Membership interests	76.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2016	$130,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/06/2016	$130,000	10.0%	20.0%	$1,000,000	06/06/2018

Outstanding Debts

None.

Related Party Transactions

Name	Investar2, LLC
Amount Invested	$130,000
Transaction type	Convertible Note
Issued	06/06/2016
Interest	10.0 per annum
Discount rate	0.0
Maturity	06/06/2018
Converted	Yes
Valuation cap	$1,000,000
Relationship	Member of DonorSee, LLC

Convertible note made by Investar2, LLC.

The note has converted to 15.7% voting rights in the LLC as of April 2018.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The company faces competition from other social enterprises that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

The company has made an assumption that there is a market for a personal giving experience (as opposed to a traditional model of giving to an organization). However, if that proves untrue DonorSee, LLC may not be able to attract new customers or retain existing customers.

An economic downturn could slow economic growth, and make consumers less willing to contribute funds to DonorSee, LLC. As a result the company may experience slower growth, which may harm its operating results.

Unfavorable media related to the company's industry, company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect their

reputation, ability to attract high quality talent, and/or the performance of the business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid the product, which could negatively affect their financial results.

The company's future success depends on the efforts of a small management team, namely the single founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company's founder and CEO owns 77.3% of the company's outstanding units. The founder is currently the company's sole member of its Board of Directors, and therefore has significant control over the management of the company and the direction of its policy and affairs. This concentrated control in the company will limit Investors' ability to influence company matters.

As a crowdfunding platform, in order to achieve true scale a critical mass of users needs to be achieved on the website. Failure to reach critical mass may result in the platform being ineffective for the existing users, preventing them from continuing use and harming operations of the business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Apple store is not allowing the company to update their iOS app, because they aren't comfortable with donations being given through the app. As a result downloads of the iOS app may suffer, which could negatively impact business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units , an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor*;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

DonorSee, LLC

- Virginia Limited Liability Company
- Organized March 2016
- 1 employees

8701 Foxhall Terrace
Fairfax Station VA 22039

https://donorsee.com/

Business Description

Refer to the DonorSee profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

DonorSee has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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